Exhibit 4.1

CONSULTING CONTRACT

This Agreement, dated as of December 14, 2001, is between Cray Inc., a Washington corporation located at 411 First Avenue South, Suite 600, Seattle, WA, U.S.A. 98104-2860 (“Cray”), and Alan Kay, a consultant located at 1209 Grand Central Avenue, Glendale, CA 91291 (“Alan Kay”).

WHEREAS, Cray has requested Alan Kay to provide certain computer software services regarding the development of high level programming environments for high performance computers and Alan Kay is willing to provide such services.

NOW THEREFORE, in consideration of the mutual promises contained in this Agreement, the parties agree as follows:

1. Services.

1.1 Scope of Work. Alan Kay shall furnish the necessary facilities, equipment and services for performance of Alan Kay’s performance as described in Exhibit A, Statement of Work (the “Phase I”). Cray shall provide such assistance as Alan Kay and Cray agree. As this Agreement contemplates that it shall cover a number of separate and/or related projects, the parties may modify, supplement or otherwise add additional services by agreeing to additional Scopes of Work.

1.2 Timing. Alan Kay use its best efforts to complete the Phase I as mutually agreed and set forth on Exhibit A, and to complete future projects as may be set forth in the applicable Statement of Work.

1.3 Completion. Phase I will be deemed completed upon mutual agreement of the parties. Upon completion, Alan Kay shall deliver such deliverables as set out in the Phase I Statement of Work. Future Statements of Work shall define the applicable deliverables, if any.

2. Fee. For Phase I, Cray shall deliver to Alan Kay 75,000 shares of its Common Stock, such delivery to be pursuant to Cray’s Registration Statement on Form S-3 No. 333-46092, and completed as soon as practicable following execution of this Agreement. Cray shall make such filings and take such actions so that such shares are freely tradeable on the public securities markets

3. Project Management. To facilitate communications and effective management of the Phase I, the parties have appointed the following individuals as Project Managers:

Cray:	Burton Smith

Consultant:	Alan Kay

These individuals shall have authority to agree to changes in the Scope of Work and schedule and matters pertaining to the Phase I and to add additional Scopes of Work as may be appropriate.

4. Proprietary Information.

4.1 Confidentiality. Both parties agree to maintain all Proprietary Information in strict confidence, not to make use thereof other than for the performance of this Agreement, to release it only to employees who have a reasonable need to know the same, and not to release or disclose it to any third parties, without the prior written consent of the disclosing party, provided that any third parties to whom Proprietary Information is released shall first have entered into a written confidentiality agreement, obligating the third party to both Cray and Alan Kay and which contains substantially equivalent confidentiality obligations of non-use and nondisclosure as the provisions of this Section 4.

4.2 Ownership. All Proprietary Information and any copies thereof shall remain the property of the disclosing party, and no license or other rights are granted or implied hereby. The receiving party shall, according to the disclosing party’s request, return to the disclosing party or destroy the original and all copies of tangible Proprietary information.

4.3 Obligations. The obligation under this Section 4 shall survive the termination or expiration of this Agreement for five (5) years from the date of termination or expiration.

4.4 Equitable Remedies. The parties acknowledge and agree that due to the unique nature of the Proprietary Information, there can be no adequate remedy at law for any breach of the obligations hereunder, that any such breach may result in irreparable harm to the non-breaching party, and therefore, upon any such breach or any threat thereof, the non-breaching party shall be entitled to appropriate equitable relief in addition to whatever remedies it might have at law.

4.5 Definition. “Proprietary Information” shall mean any information that is controlled by a party and identified as proprietary and confidential and that is disclosed by a party to the other under this Agreement. Written Proprietary Information shall be clearly marked or labeled “PROPRIETARY” or “CONFIDENTIAL.” All oral disclosures of Proprietary information shall be identified as such upon disclosure and confirmed, in writing, by the disclosing party within thirty (30) days of the disclosure. In case of disagreement to confidentiality or the contents, the receiving party must make an objection thereto, in writing, within ten (10) days of receipt of written disclosure or confirmation. The term “Proprietary Information” shall not include any information that: (i) is now or hereafter in the public domain or otherwise becomes available to the public other than by breach of this Agreement by the receiving party; (ii) has been rightfully in the receiving party’s possession prior to receipt from the disclosing party; (iii) is rightfully received by the receiving party from a third party; (iv) is independently developed by the receiving party, (v) is authorized in writing by the disclosing party to be released or disclosed; (vi) is furnished by the disclosing party to a third party without a duty of confidentiality; or (vii) is disclosed under operation of law after the receiving party notifies the disclosing party so that the disclosing party may contest the disclosure or obtain a protective order for such disclosure.

Notwithstanding the foregoing, all Cray source codes to which Alan Kay has access, compilers and other programs and tools, are “Proprietary Information” of Cray within the meaning of this Section 4.

5. Ownership of Intellectual Property. During the performance of this Agreement, Alan Kay directly or indirectly will generate the deliverables pursuant to Exhibit A and may generate other ideas, inventions, improvements, copyrightable materials, patentable concepts and other information of value which is derived directly from Kay’s efforts under this Agreement (together, the “Intellectual Property”). Alan Kay hereby grants to Cray a perpetual, non-exclusive, fully paid, royalty free license to copy, use, install, modify,distribute and sublicense the Intellectual Property, including without limitation the inclusion of all or any part of the Intellectual Property in products, software and services sold, licensed or provided by Cray to third parties for compensation. To the extent that the Intellectual Property is open source software that may be used without limitation on its inclusion in Cray products, such as pursuant to a Squeak license, then to that extent that license would satisfy the requirements of this section.

6. Termination. Either party may terminate this Agreement upon one month’s prior written notice, provided that unless mutually agreed, Phase I may not be terminated for the first three months following execution of this Agreement. Either party may terminate this Agreement immediately upon the material default of the other party of its obligations under this Agreement.

7. Miscellaneous.

7.1 Assignment and Delegations. The parties agree that this Agreement is not assignable in whole or in part by either of them, nor may Alan Kay delegate any of its responsibilities hereunder without the prior written consent of Cray. This Agreement shall inure to the benefit of, and be enforceable by and be binding upon, each party’s successors.

7.2 Legal Relationship. This Agreement shall not be interpreted or construed as establishing anything other than an independent contractor relationship, and no employee, partnership, joint venture or other arrangement shall be inferred from this Agreement.

7.3 Notices. Any notices, consents or requests given hereunder shall be sufficient if in writing or if personally delivered or if sent by registered or certified mail, postage prepaid, return receipt requested, to the addresses first set forth above. The parties may designate a different place for notice in the manner described in this Section. Notices shall be effective as of the date of personal delivery or, if mailed, five business days after the deposit of the same in the mail.

7.4 Controlling Law. This Agreement shall be interpreted and enforced in accordance with the laws of the State of Washington.

7.5 Entire Agreement; Separability. This Agreement reflects the entire agreement and understanding of the parties, and its provisions may not be amended or changed except by a writing signed by the party against whom enforcement of the amendment or change is sought. No waiver of any breach shall constitute a subsequent waiver of any subsequent breach, and if any provision of this Agreement shall be deemed invalid, the remaining provisions shall remain enforceable.

IN WITNESS WHEREOF, the parties hereby sign and deliver this Agreement as of the date first above written.

CRAY INC.		Consultant

By	/s/	By	/s/

	Authorized Officer		Alan Kay
Tel: 206-701-2000		Tel: 818-332-3003
Fax: 206-701-2500		Fax: 818-244-9761

Exhibit A

STATEMENT OF WORK

Description of services that may be performed by Consultant:

Consultant will perform original research of object-oriented systems on various supercomputer architectures with the intention to capture the software mind share of super computer users worldwide.

Consultant will provide strategic overview and direction of major object oriented environments.

Consultant will provide tactical insight into object oriented technology in use today and contribute to the formulation of an object oriented technology strategy for Cray Inc.

Consultant will mentor the culture in the industry and contribute to the formulation of a sales strategy, identify opportunities for new business, provide contacts and make introductions if appropriate.

The Spirit of the Initiative:

Computering is difficult... Supercomputering is super difficult.

Therefore, Cray is looking for visionary ideas about making complex systems more approachable for software engineering.

Cray is taking the necessary steps to fully embrace, further its progress, and take the lead by investigating state of the art object oriented systems and their applicability to supercomputers.

More specifically, Cray is actively seeking to collaborate with object oriented researchers worldwide and is currently involved in the teaming of some of the most preeminent object oriented researchers to address the many issues that make supercomputers difficult to use.

Cray intends to attract, employ, fund, support and in other various and meaningful ways, forward the vision of making complex systems easier to use through the use of object oriented methodology.

Original research will include, but is not limited to, the development of systems, parallel programming languages and compilers, operating systems, schedulers, runtime, middleware, libraries, integrated programming environments, user application tools, and tools for parallel and distributed computing systems.